CARLTON FIELDS	ATLANTA ORLANDO ST. PETERSBURG TALLAHASSEE TAMPA WEST PALM BEACH	MIAMI
ATTORNEYS AT LAW Carlos A. Mas 305.539.7375 direct cmas@carltonfields.com		4200 International Place 100 S.E. Second Street Miami, Florida 33131-2114 305.530.0050 305.530.0055 fax www.carltonfields.com

April 6, 2010

Securities and Exchange Commission Division of Corporation Finance Mail Stop 3720 Washington, D.C. 20549 Attention: Celeste M. Murphy	VIA EDGAR FILING

Re:	Rapid Link, Incorporated
Preliminary Proxy Statement on Schedule 14A
Filed on March 18, 2010
File No. 0-22636

Dear Ms. Murphy:

This letter is being provided on behalf of Rapid Link, Incorporated (the “Company”) in response to the April 2, 2010 comment letter (the “Comment Letter”) of the staff to the Company concerning the above-referenced filing. A courtesy copy of this letter is also being provided to Jessica Plowgian, Attorney-Advisory, via facsimile.

Set forth below in bold are the staff’s comments from the Comment Letter, followed in each case by the Company’s response.

Purposes of the Amendment, page 6

1.	We note your statement that the purpose of the charter amendment is to provide enough additional authorized shares of common stock so that all of the outstanding shares of preferred stock issued to Blackbird in connection with the Share Exchange Agreement dated January 21, 2010 may be converted into shares of common stock. We also note that, according to Section 5.13 of the Share Exchange Agreement, the company agreed to obtain shareholder approval of an increase in your authorized common stock to 1 billion shares. Please provide a detailed analysis, including references to the specific terms of the Share Exchange Agreement if appropriate, as to why you believe you are not required to include in the Schedule 14A all of the information regarding the acquisition set forth in Item 14 of Schedule 14A. Refer to Note A to Schedule 14A.

Securities and Exchange Commission

April 6, 2010

Response:

Please note that the Share Exchange Agreement, dated October 13, 2009 (the “Original Agreement”), was revised by Amendment to Share Exchange Agreement dated January 21, 2010 (the “Amendment”) pursuant to which, among other things, the parties eliminated the requirement under Section 5.13 of the Original Agreement that, as a condition of the transaction, the Company obtain shareholder approval to increase the amount of its authorized shares of common stock. Instead, the Company agreed to issue shares of its previously authorized and existing “blank check” preferred stock to consummate the transaction. A copy of the Amendment is attached as Exhibit 2.2 to the Company’s Current Report on Form 8-K filed on January 27, 2010.

The Company’s certificate of incorporation authorizes for issuance up to 10 million shares of preferred stock (“blank check preferred”) and specifically authorizes the Company’s board of directors to designate and provide for the issuance of one or more series of preferred stock, to establish the number of shares to be included in each such class, and to fix the designations, powers, preferences, and rights of the shares of such series and any qualifications, limitations, or restrictions thereof, as it shall so determine. By virtue of this authority and, without any further stockholder action, the board of directors of the Company designated all of the authorized shares of preferred stock as Series A Convertible Preferred Stock (“Series A Preferred Stock”) and issued such shares to Blackbird Corporation on February 24, 2010 in connection with the initial closing of the transaction. From the date of issuance, Blackbird has irrevocably owned and has borne the economic risk of the Series A Preferred Stock. Further, the Amendment does not impose any obligation on the Company to seek an increase in the number of its authorized shares of common stock.

Section 152 of the Delaware General Corporation Law authorizes a board of directors to authorize the issuance of capital stock, without shareholder action, for such consideration as is permitted under Delaware law. As a result of the revisions made to the terms of the transaction pursuant to the Amendment, stockholder approval is not required in order for the Company’s board of directors to approve the Share Exchange Transaction or to issue the Series A Preferred Stock in connection therewith.

The Company currently is seeking shareholder approval to increase its authorized shares of common stock and preferred stock. Although the additional shares of common stock would be used to convert the Series A Preferred Stock into common stock, such conversion is not a requirement of the transactions contemplated by the Share Exchange Agreement, as amended, and such additional shares also would be available for a number of other corporate purposes as set forth in the proxy statement.

Securities and Exchange Commission

April 6, 2010

The disclosure requirements of Item 14 of Schedule 14A apply to proxy statements in which a company is seeking shareholder approval of a merger, consolidation, acquisition or similar matters. Note A provides that when information with respect to any matter to be acted on which involves other matters with respect to which disclosures are called for by other items of Schedule 14A, then the disclosures required by such other items also shall be given. As a specific example, Note A provides when a solicitation seeking approval of additional securities is for the purpose of acquiring another company and the shareholders will not have a separate opportunity to vote on the transaction, then the solicitation will be considered to be a solicitation seeking approval of the acquisition as well (e.g., the approval of additional shares is necessary in order for, or as a condition to, the proposed acquisition).

This, however, is not the fact pattern of the Company’s current solicitation. The Company is not seeking approval of the authorization of additional shares of common stock in order to acquire another entity. The Share Exchange is already consummated and there is no requirement that the Company seek the authorization of additional common stock under the terms of the Amendment.

Because the authorization of the additional shares of common stock is not a condition to or a requirement of, and will have no impact on, the completion of the already consummated Share Exchange transaction and such authorization is not in contemplation of an exchange, merger, consolidation, acquisition or similar transaction, we do not believe that Note A of Schedule 14A applies to this solicitation or that information required under Item 14 of Schedule 14A is material to the proposed amendment to the Company’s certificate of incorporation.

Accordingly, the Company has concluded that the information set forth under Item 14 of Schedule 14A is not applicable to this solicitation and has not included it in its proxy statement.

Securities and Exchange Commission

April 6, 2010

2.	We note your statement that there are 10 million shares of your preferred stock currently outstanding. However, Section 10.1 of the Share Exchange Agreement dated January 21, 2010 indicates that there were 10 million shares of your preferred stock “issued and not outstanding” prior to the initial closing under the Share Exchange Agreement. Please explain the current status of such shares and clarify whether these shares are the same shares that were subsequently issued to Blackbird’s shareholders.

Response:

The 10 million shares of Series A Preferred Stock which are currently issued and outstanding are the shares which were issued to Blackbird Corporation upon the initial closing of the Share Exchange Agreement. There are no other shares of preferred stock issued and outstanding. The reference in the representation set forth in the Share Exchange Agreement filed with the Commission is inaccurate and the result of a scrivener’s error. Prior to the initial closing under the Share Exchange Agreement there were 10 million shares of preferred stock authorized and none were issued and outstanding.

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The Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosures in the above-captioned filing;

•	the staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking action with respect to the above-captioned filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Securities and Exchange Commission

April 6, 2010

On behalf of the Company, we trust that the foregoing has been responsive to the staff’s comments. If the staff has any additional comments or concerns, please call the undersigned at (305) 539-7375.

Sincerely,

/s/ Carlos A. Mas
Carlos A. Mas

cc: Rapid Link, Incorporated